SW Innovative Holdings, Inc.

6666 Harwin Drive, Suite 664

Houston, Texas 77036

Phone: (713) 268-1610

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Tuesday, May 17th, 2016

Dear Ms. Emily Drazen,

This letter is to inform you that we plan on registering the securities in the Great State of New York upon qualification of the Offering by the United States Securities and Exchange Commission, and that the Great State of New York stands by ready to register the Securities for sale upon the filing of a final prospectus and payment of the State Registration Fee(s).

Thank you,

Mr. Norman George

President & Director

SW Innovative Holdings, Inc.